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Thomas J. Friedmann thomas.friedmann@dechert.com +1 617 728 7120 Direct +1 617 275 8389 Fax

December 28, 2023

Via EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management

100 F Street N.E.
Washington DC 20549-0504
Attn: Christina DiAngelo Fettig and Shandy Pumphrey

Re:	Franklin BSP Capital Corporation Review of SEC Filings, Including Annual Report on Form 10-K for Fiscal Year Ended December 31, 2022 File No. 814-01360

Dear Ms. Fettig:

On behalf of Franklin BSP Capital Corporation (the “Company”), this letter responds to comments received verbally from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) on November 30, 2023 relating to the Company’s SEC filings, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2022 that was filed with the SEC on March 15, 2023 (the “Form 10-K”).

For your convenience, a transcript of the Staff’s comments is included in this letter, and each comment is followed by the Company’s response. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Form 10-K.

General Review of SEC Filings of the Company.

1.	Comment: Filing of Fidelity Bond. The most recent filing by the Company under Item 40-17(g) was made in February 2022, and the fidelity bond appears to have expired on June 30, 2022. Please explain and correct the filing as appropriate.

Response: The Company respectfully acknowledges the Staff’s comment. The Company entered into joint insured fidelity bonds covering June 30, 2022 to June 30, 2023 and June 30, 2023 to June 30, 2024 and filed such fidelity bonds on December 18, 2023 and December 22, 2023, respectively. At no time was the Company not covered by a fidelity bond that complies with the requirements of Rule 17(g)-1 of the Investment Company Act of 1940, as amended (the “1940 Act”). The Company has modified its compliance policies and procedures to ensure that it will not file such fidelity bond with the Commission on a delinquent basis going forward.

December 28, 2023 Page 2

2.	Comment: Form 8-K Filings. The following Current Reports on Form 8-K appear to have been filed after the expiration of the four-business day filing requirement:

•	December 28, 2020

•	April 7, 2021

•	July 28, 2021

Please explain whether these filings were timely made. If not, please explain the context for the delinquent filing and discuss whether and how the Company has modified its policies and procedures to ensure that future filings will be timely made.

Response: The Company respectfully acknowledges this comment and advises the Staff that, because EDGAR was closed on December 24, 2020 and December 25, 2020, the Form 8-K filed on December 28, 2020 was filed within four business days of the occurrence of the earliest event reported and therefore was timely filed. Likewise, because EDGAR was closed on April 2, 2021, the Form 8-K filed on April 7, 2021 was also filed within four business days of the occurrence of the earliest event reported and therefore was timely filed.

The Form 8-K filed on July 28, 2021 was not timely filed. After this untimely filing, the Company put into place certain procedures, including confirming Form 8-K filing requirements and deadlines prior to executing any documents, to ensure the timely filing of Form 8-Ks and has since filed all Form 8-Ks in a timely manner.

Review of the Form 10-K

Page 17 – JOBS Act

3.	Comment: With respect to the Company’s disclosure under the caption “JOBS Act,” in future filings, please update the numerical amount set forth in the second bullet to $1.235 billion.

Response: The Company respectfully acknowledges the Staff’s comment and will update this disclosure in future filings.

December 28, 2023 Page 3

Item 1

4.	Comment: In future filings, please provide information regarding the Company’s internet address as required by Regulation S-K, Item 101(e)(3).

Response: The Company respectfully acknowledges the Staff’s comment and will include this disclosure in future filings.

Page 66 – Management’s Discussion and Analysis of Financial Condition and Results of Operations

5.	Comment: With regard to the discussion of comparison of the periodic financial results of the Company, in future filings please enhance such disclosure to provide specific reasons for the changes set forth in the existing disclosure for each category. For example, please discuss the causes of the recorded changes in net gain/loss and unrealized appreciation or depreciation from year to year. See Regulation S-K, Item 303(b)(2).

Response: The Company respectfully acknowledges the Staff’s comment and will enhance this disclosure in future filings.

Pages 72-74 – Critical Accounting Policies

6.	Comment: In future filings, please ensure that the discussion of Critical Accounting Policies included in Management’s Discussion and Analysis of Financial Condition and Results of Operations does not merely duplicate similar disclosure in the Company’s financial statements. See Regulation S-K, Item 303(b)(3), Instruction 3.

Response: The Company respectfully acknowledges the Staff’s comment and will revise this disclosure in future filings.

Financial Statements

Pages F-13 – Note M

7.	Comment: With respect to the footnote to the Schedule of Investments that reads, “Unless otherwise indicated, all securities are restricted securities,” please revise the table in future filings to include all of the disclosure requirements set forth in Note 8 of Section 12-12 of Regulation S-X. For example, the acquisition date of each restricted security must be disclosed in the Schedule of Investments.

Response: The Company respectfully acknowledges the Staff’s comment and will revise this disclosure in future filings.

December 28, 2023 Page 4

Page F-32 – Note 4 – Related Party Transactions

8.	Comment: In paragraph 2 under the heading “Administration Agreement,” the timing of fees payable and payments made by the Company to the Adviser is not clear. From the disclosure, it would appear that all reimbursement of administration expenses for the entire year was paid at year-end. In future filings, please revise to make clear how often such expenses are paid by the Company and whether the timing of such payments complied with the requirements of the Administration Agreement (e.g., does the Administration Agreement call for payments to be made monthly or quarterly, etc.).

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that fees for administrative services are paid quarterly and fees for office facilities are paid annually. The timing of such payments complies with the requirements of the Administration Agreement, which does not provide for a specific payment schedule. The Company will clarify this disclosure accordingly in future filings.

Page F-47 – Note 14 – Income Tax Information and Distributions to Stockholders

9.	Comment: In the third table on the page, in the left column in the table, showing the amount of undistributed taxable income (loss) in 2022, the undistributed amount is disclosed as $(1,136). Please explain why this amount differs from the amount of distributable earnings of $(3,161) on p. F-3.

Response: The Company respectfully acknowledges the Staff’s comment. The $2,025 difference between the $(3,161) of ‘Total distributable earnings (loss)’ in the Statement of Assets and Liabilities on page F-3 (consistent with Rule 6-04.16 and 6-04.17) and the $(1,136) of ‘Total undistributed taxable income (loss)’ on page F-47 relates to the difference in treatment of wholly owned subsidiaries from a GAAP and from a tax perspective.

For GAAP purposes, the wholly owned subsidiary is consolidated into the financial statements of the Company consistent with SEC Guidance Update 2014-11. As such, the $2,025 distribution from the wholly owned subsidiary is treated as an intercompany transaction. The impact of the $2,025 distribution has been eliminated from the calculation of the ‘Total distributable earnings (loss).’

For tax purposes, the wholly owned subsidiary is treated as a separated investment consistent with Rule 6.03 Section 99-3(h) of Regulation S-X, which cites to federal income tax reporting for footnote presentation purposes. As such, the $2,025 distribution from the wholly owned subsidiary is treated as a return of capital (due to the wholly owned subsidiary’s insufficient earnings and profit). The cost of investments is reduced by such return of capital, resulting in a reduction in unrealized loss and a lower ‘Total undistributed taxable income (loss)’ by the same amount.

December 28, 2023 Page 5

Page F-43 – Note 10 – Preferred Stock

10.	Comment: In future filings, please disclose the fair value of the shares of preferred stock outstanding in accordance with FASB ASC 825-10-50-10D.

Response: The Company respectfully acknowledges the Staff’s comment. The Company’s management considered the disclosure requirements under ASC 825-10 and determined that fair value disclosure requirements are not applicable as the Company’s Series A Preferred Stock, as temporary equity, meets the scope exception in ASC 825-10-50-8(i) for items classified in stockholders’ equity. We believe this corresponds with ASC 815-10-15-76 that notes “temporary equity is considered stockholders’ equity . . . even if it is required to be displayed outside of the permanent equity section.” Management also referenced ASC 825-10-15-5(f), which notes no entity may elect the fair value option for financial instruments that are, in whole or in part, classified by the issuer as a component of shareholders' equity (including temporary equity).

Page F-36 – Note 6 – Commitments and Contingencies

11.	Comment: With respect to the unfunded commitments disclosure, please confirm whether these unfunded comments are reflected at fair value. If not, please disclose the fair value of the unfunded commitments in future filings.

Response: The Company respectfully advises the Staff that the unfunded commitments are reflected in the Form 10-K at carrying value. In preparing the unfunded commitments disclosure, the Company assessed the difference between the fair value and carrying value of the unfunded commitments and determined that the carrying value did not materially deviate from the unfunded commitments’ fair value. The Company will update its disclosure to disclose the fair value of the unfunded commitments in future filings.

Asset Coverage Ratio Disclosure

12.	Comment: In future filings, please include all disclosure required with respect to the adoption of the 150% asset coverage ratio in accordance with Section 61(a)(2)(B)(i) of the Investment Company Act of 1940, as amended.

Response: The Company will provide this disclosure in future filings.

December 28, 2023 Page 6

Page F-50 – Note 15 – Schedules of Investments and Advances to Affiliates

13.	Comment: In the tables in Note 15, in future filings please split out control investments if any investments are majority owned by the Company in accordance with Item 12-14 of Regulation S-X, footnote 1A.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that none of the Company’s investments are majority owned by the Company.

Significant Subsidiaries

14.	Comment: With respect to Significant Subsidiaries, please confirm that the registrant has performed the significance tests under Regulation S-X, Item 102(w)(2) and explain whether any portfolio company meets the definition of a significant subsidiary thereunder.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has performed the significance tests under Regulation S-X, Item 102(w)(2) and none of the Company’s portfolio companies meet the definition of a significant subsidiary thereunder. The Company does not have any majority owned or controlled investments. Therefore, no portfolio company meets the definition of a significant subsidiary.

* * * * * *

December 28, 2023 Page 7

Should you have any questions regarding this letter, please contact me at (617) 728-7120 or by email at thomas.friedmann@dechert.com.

Sincerely,

/s/ Thomas J. Friedmann
Thomas J. Friedmann

cc:          Richard J. Byrne, Franklin BSP Capital Corporation

Nina Kang Baryski, Franklin BSP Capital Corporation